					EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income from continuing operations	$91,085	$72,258	$132,412	$107,228	$96,306
Equity in earnings of real estate joint ventures and partnerships, net	(5,548)	(12,196)	(19,853)	(14,655)	(6,610)
Provision (benefit) for income taxes	6,338	(10,219)	4,073	1,366
Gain on sale of property	25,266	1,998	4,086	22,493	22,306
Fixed charges	199,078	212,651	207,765	166,831	142,256
Amortization of capitalized interest	2,221	2,307	2,084	2,234	2,366
Distributions of income from real estate joint ventures and partnerships	2,841	3,602	6,251	2,524	2,603
Capitalized interest	(8,716)	(20,290)	(25,025)	(7,616)	(2,629)
Preferred dividends	(35,476)	(34,711)	(25,375)	(10,101)	(10,101)
Net income as adjusted	$277,089	$215,400	$286,418	$270,304	$246,497

Fixed charges:
Interest on indebtedness, net	$153,207	$156,318	$156,248	$148,052	$128,565
Capitalized interest	8,716	20,290	25,025	7,616	2,629
Preferred dividends	35,476	34,711	25,375	10,101	10,101
Portion of rents representative of the interest factor	1,679	1,332	1,117	1,062	961
Fixed charges	$199,078	$212,651	$207,765	$166,831	$142,256

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1.39	$1.01	$1.38	$1.62	$1.73

RATIO OF EARNINGS TO FIXED CHARGES	$1.69	$1.21	$1.57	$1.72	$1.87